Exhibit 99.1

NorZinc Announces Issuance of Draft All Season Road Permits for Prairie Creek Mine by the MVLWB

NZC-TSX
NORZF-OTCQB

VANCOUVER, Aug. 12, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is pleased to announce that draft permits have been issued by the Mackenzie Valley Land and Water Board ("MVLWB") for the All Season Road ("ASR") to the Company's Prairie Creek Mine.

The MVLWB draft All Season Road permits have been made available to government agencies and other reviewers for review and comments. Parks Canada has indicated distribution of their draft ASR permits will occur shortly. Comments from all reviewers are due on August 29, 2019 and responses from the Company are due September 5, 2019. Following the Company's responses, the MVLWB has indicated a six-week period to finalize and issue the ASR permits and, based on the draft schedule provided by the MVLWB, which the Company has been informed Parks Canada is also endeavouring to follow, the final ASR permits will be received in early Q4 2019.

The draft permits confirm reclamation security deposits will be due in two phases, phase 1 being the construction and operation of a winter road to transport equipment and materials to the Prairie Creek site and phase 2 being the construction of the ASR.

The All Season Road permits will allow NorZinc to begin construction of Phase 1 of the ASR in 2020. In advance of this, the road will be used to deliver supplies to the site to support the refurbishment of existing equipment and accommodation and the repair of key infrastructure. In 2021 and 2022, the main site construction is planned to be completed, including installation of a dense media separation circuit, new backfill plant, electrical facilities, flotation circuits, as well as underground development to access high grade ore for the initial years of operation. Most underground development for the current 15-year mine life is planned to be completed between 2021 and 2024. Initial concentrates production and shipment is scheduled for the latter part of 2022.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, the Company's plans regarding potential financings.  This forward-looking information is based on, among other things, management's expectations with respect to the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 40- F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 18:53e 12-AUG-19